[Reference Translation]

November 7, 2017

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Kenta Kon, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Applications for Delisting of Shares of Common Stock from the Fukuoka Stock Exchange and the Sapporo Securities Exchange

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on November 7, 2017 to apply for delisting of shares of its common stock from the Fukuoka Stock Exchange and the Sapporo Securities Exchange.

1.	Reasons for applications for delisting

TMC has decided to apply to delist shares of its common stock from the Fukuoka Stock Exchange and the Sapporo Securities Exchange because TMC anticipates that the impact on shareholders and investors caused by the delisting would be minimal in light of the extremely small volumes of shares of its common stock traded on the Fukuoka Stock Exchange and the Sapporo Securities Exchange.

2.	Stock exchanges where TMC shares will remain listed

The Tokyo Stock Exchange, the Nagoya Stock Exchange, the New York Stock Exchange and the London Stock Exchange.

3.	Application date for delisting

The delisting applications will be filed by the end of November 2017.

4.	Schedule

Delisting is expected to take effect, in principle, one (1) month from the date on which shares of TMC’s common stock are designated as “securities to be delisted” following the filings of the delisting applications with the Fukuoka Stock Exchange and the Sapporo Securities Exchange and the acceptance of the delisting applications by such stock exchanges.